

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

<u>Via E-mail</u>
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

> **Re:** **SunCoke Energy Partners, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 9, 2012**
> **File No. 333-183162**

Dear Ms. Cade:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>Cash Distribution Policy and Restrictions on Distributions, page 50</u>

1. Please revise your disclosure on page 54 to indicate what quarterly distributions would have been for the most recent four fiscal quarters, including quantifying any shortfalls. Please also provide tabular disclosure for the projected information on page 58 presenting the next four fiscal quarters individually to demonstrate the projected minimum quarterly distributions for each period, including quantifying any shortfalls.

2. Please revise the adjustment line item "net transfers from parent" to "non-recurring net transfers from parent" to clarify that these amounts will not recur after the effectiveness of your IPO. Please refer to Article 11-02(c)(4) of Regulation S-X.

3. We understand that the purpose of your disclosures on pages 54 and 58 is to show investors the amount of cash that would have been available for distribution to your unitholders assuming that the transactions contemplated in the prospectus had been consummated at the beginning of each period. Instead of providing a pro forma Statement of Cash Flows and essentially adjusting for the applicable expense and non-controlling interest impacts, you have determined that the most useful presentation is a reconciliation to pro forma net income that also includes off-setting adjustments and four additional non-GAAP financial measures. There is a concern that your equally prominent presentation of alternative non-GAAP cash flow measures on this page unnecessarily impairs an investor's ability to focus on the "Cash Available for Distribution" measure that purportedly is the focus of the disclosure. If you no longer believe that "Cash Available for Distribution" is the most relevant measure for your

investors to assess the amount of cash that would have been available for distribution, then please delete that measure and revise your presentation and the corresponding disclosures to focus on the non-GAAP measure you now believe to be most relevant. The revised disclosure should include a specific explanation of its utility and a reconciliation to GAAP operating cash flows. Alternatively, please revise pages 54 and 58 to remove the subtotals "Estimated cash generated before expansion capital expenditures, changes in working capital and other items", "Estimated cash available for distribution to controlling and noncontrolling interests", and "Cash available to SunCoke Energy Partners, L.P."

4. We note that the "Adjusted EBITDA" measure on page 54 differs from the corresponding measures you highlight on pages 18 and 81. It is not clear how your page 54 "Adjusted EBITDA" measure has any utility to an investors understanding of your cash availability given that it is purportedly a performance measure (page 16) and given that it ignores the 35% allocation to non-controlling interests. Even if you determine this measure to be relevant, your decision to embed this performance measure within the calculation of a cash flow measure appears unnecessary and confusing and results in the need to complicate the presentation with offsetting adjustments. Please delete this non-GAAP measure from your "Cash Available for Distribution" presentation.

5. Please include a footnote to your adjustment "Distribution to noncontrolling interest" to clarify why this cash payment is calculated without consideration of cash interest, incremental selling, general and administrative expense, and accrual for replacement capital expenditures. If on a pro forma basis you had no cash available for distribution, then it is not clear why you report that the non-controlling interests would have received $4.6m and $6.0m distributions, respectively.

6. As previously requested in comment three in our letter dated September 28, 2012, please provide a footnote to your presentations on pages 54 and 58 to reconcile between "Cash available for distribution" and GAAP operating cash flows pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

7. Please note that once you have provided completed forecasts of net income, adjusted EBITDA and cash available for distribution, we will need sufficient time to review the information and may have additional comments.

8. Please expand your presentation on pages 54 and 58 to disclose GAAP operating, investing and financing cash flows for each period presented.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Rachel A. Packer, Esq. (*via E-mail*)
        Vinson & Elkins LLP